U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Waveland International, Ltd.
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   (Last)                           (First)             (Middle)

    227 West Monroe, Suite 4800
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                                    (Street)

     Chicago                         Illinois            60606
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


      Heartland Partners, L.P. (AMEX:HTL)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     November 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X] 10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Class A Limited Partnership Units     11/01/01        J 1/           290,787      D              18.151 2/       D
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Class A Limited Partnership Units     11/01/01        J              171,201      A             171,201 3/       D
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Class A Limited Partnership Units     11/01/01                                                      400 4/       I         See FN4
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Class A Limited Partnership Units     11/01/01        J              119,586      A             119,586 5/       D
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1/      Internal transfer among related entities (see footnote 2).

2/      Waveland International, Ltd. ("WIL") formerly held 308,938 Units of which in transferred 171,201 Units to Waveland
        Partners, L.P. ("WPLP") and 119,586 Units to Waveland Partners, Ltd. ("WPLD").  The Reporting Persons are related entities and may therefore be deemed to have an indirect ownership interest (pecuniary) in such Units.

3/      WPLP acquired 171,201 Units from WIL via internal transfer of which WPLP, Waveland Capital Management L.P. ("WCMLP") and
        Clincher Capital Corporation ("CCC") have beneficial ownership interest.  However, the other Reporting Persons may be deemed to have an indirect beneficial ownership interest (pecuniary) in such Units.

4/      Units are held in an account for which WCMLP serves as the investment advisor.  Thus, WCMLP and CCC, its general partner, may be deemed to have an indirect beneficial ownership interest in such Units.

4/      WPLD acquired 119,586 Units from WIL via internal transfer of which WPLD and Waveland Capital Management, LLC have beneficial ownership interest.  However, the other Reporting Persons may be deemed to have an indirect beneficial ownership interest (pecuniary) in such Units.



*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

     WAVELAND INTERNATIONAL, LTD.



 /s/  David S. Richter, President                           December 10, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                 ATTACHMENT

     Pursuant to Rules 16a-1(a)(3) and 16a-3(j) of the Securities Exchange
Act of 1934 and General Instruction 4(b)(v) of Form 4, the undersigned hereby execute this attachment as joint filers with respect to the foregoing Statement of Changes in Beneficial Ownership (Statement for November 2001) regarding certain Class A Limited Partnership Units of Hearland Partners, L.P. (AMEX:HTL):


        WAVELAND INTERNATIONAL, LTD.
        227 West Monroe, Suite 4800
        Chicago, Illinois 60606


        By:  /s/ David S. Richter
            -----------------------------
             David S. Richter, Director

        WAVELAND PARTNERS, L.P.
        227 West Monroe, Suite 4800
        Chicago, Illinois 60606
          By: Waveland Capital Management, L.P.
              Its: General Partner
              By: Clincher Capital Corporation
                  Its: General Partner

                  By: /s/ David S. Richter
                      ----------------------------
                       David S. Richter, President

        WAVELAND CAPITAL MANAGEMENT, L.P.
        227 West Monroe, Suite 4800
        Chicago, Illinois 60606
        By: Clincher Capital Corporation
              Its: General Partner

              By: /s/ David S. Richter
                  ----------------------------
                   David S. Richter, President

        CLINCHER CAPITAL CORPORATION
        227 West Monroe, Suite 4800
        Chicago, Illinois 60606

        By:   /s/ David S. Richter
             -----------------------------
               David S. Richter, President



        WAVELAND PARTNERS, LTD.
        227 West Monroe, Suite 4800
        Chicago, Illinois 60606

        By:  /s/ David S. Richter
             ---------------------------
              David S. Richter, Director


        WAVELAND CAPITAL MANAGEMENT, LLC
        227 West Monroe, Suite 4800
        Chicago, Illinois 60606

        By:  /s/ David S. Richter
             --------------------------
             David S. Richter, Manager




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